Christopher J. Hubbert | Partner

216.736.7215 | cjh@kjk.com

One Cleveland Center | 1375 East Ninth Street
29th Floor | Cleveland, Ohio 44114-1793

Main: 216.696.8700 | Toll-free: 888.696.8700 | Fax: 216.621.6536

Via EDGAR and Email

June 10, 2016

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street NW

Mail Stop 3561

Washington, D.C. 20549

Re:	Gas Natural Inc.
Preliminary Proxy on Schedule 14A
Filed June 1, 2016
File No.: 001-34585

Dear Ms. Ransom:

Please accept this correspondence as Gas Natural Inc.’s responses to the comments contained in your letter of June 9, 2016 to the Preliminary Proxy on Schedule 14A filed on June 1, 2016. For your convenience, we have repeated your comments (in italics) before our responses.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

1.	We note your disclosure that you are currently reevaluating your strategy for tying your compensation to financial performance due to “issues that arose during prior management’s tenure.” Please provide more information regarding these issues and how they impact your strategy.

Gas Natural has revised the sentence to delete the reference to “issues that arose during prior management’s tenure.”

Certain Relationships and Related Transactions

2.	Please reconcile your statements here that Mr. Osborne was removed as chief executive officer on May 1, 2015 for “not adhering to [certain] board resolutions …” with the disclosure in the Form 8-K filed May 5, 2014, which states “Richard M. Osborne…is stepping down as CEO and Chairman effective today.” Further, this Form 8-K characterizes Mr. Osborne’s departure as a retirement from the company.

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On May 1, 2014, Gas Natural’s independent directors voted unanimously to remove Mr. Osborne as chairman of the board and chief executive officer of the company. Although there was no single reason for Mr. Osborne’s termination, several of the directors cited Mr. Osborne’s failure to follow board resolutions concerning related party transactions between the company and companies affiliated with Mr. Osborne. The board then offered Mr. Osborne the opportunity to voluntarily retire. He accepted the offer and the company issued a press release in the evening of May 1 stating that “Richard M. Osborne … is stepping down as CEO and Chairman effective today.” Mr. Osborne approved the press release before it was issued. On May 5, Gas Natural filed a Form 8-K disclosing Mr. Osborne’s retirement on May 1 and including the press release as an exhibit. Following May 1, the board attempted to negotiate a severance agreement with Mr. Osborne, but discussions broke down, and on June 26, 2014, Mr. Osborne filed a lawsuit against Gas Natural and the board captioned Richard M. Osborne, Richard M. Osborne Trust, Under Restated and Amended Trust Agreement of February 24, 2012 and John D. Oil and Gas Marketing Company, LLC v. Gas Natural, Inc. et al. (Case No. 14CV001290), in the Court of Common Pleas in Lake County, Ohio. In his lawsuit, Mr. Osborne alleged that the board of directors breached its fiduciary duties, primarily by removing him as chairman and CEO. The company disclosed the lawsuit, Mr. Osborne’s removal and his initial agreement to retire voluntarily, in a Form 8-K dated June 26, 2014. Mr. Osborne dismissed this lawsuit without prejudice on July 15, 2014, but refiled a substantially similar action, which remains pending, on July 28, 2014 (Case No. 14CV1512).

The company believes the statement on page 45 accurately reports one of the reasons Mr. Osborne was removed by the board as chairman and CEO. Although Mr. Osborne initially agreed to retire voluntarily, he subsequently reneged on his agreement and brought suit against Gas Natural and the board, which has been fully disclosed in the company’s filings.

3.	Please elaborate upon why, beginning in December 2013, the board began adopting resolutions aimed at reducing the number of related party transactions. In this regard we note that most, if not all, of the transactions described in this section were “approved by a disinterested member of [y]our board of directors” or “the independent members of [y]our board of directors.”

On November 13, 2013, the Public Utilities Commission of Ohio (PUCO) issued an order and opinion that, among other things, concluded that an investigative audit of Gas Natural’s Ohio utilities, Northeast Ohio Natural Gas Corp. and Orwell Natural Gas Company (ONG), their affiliated companies, and their internal management controls should be undertaken by an outside auditor. On November 22, 2013, Seeking Alpha released an article to the market titled “Gas Natural: Investigation And Insider-Selling Suggests Trouble Ahead” that disclosed the PUCO’s findings and included a link to the order.

Beginning on December 10, 2013, five putative shareholder derivative lawsuits were filed by Gas Natural shareholders, which were subsequently consolidated into a single case. The consolidated action contains claims against some of Gas Natural’s current and former directors and officers alleging, among other things, breaches of fiduciary duty by allowing Richard Osborne to engage in self-dealing and mismanage Gas Natural.

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At a meeting of the board of directors on December 18, 2013, the independent directors of Gas Natural decided to reduce related party transactions to address the perception issue Gas Natural faced in the wake of the PUCO order, the Seeking Alpha article and the derivative lawsuits. As the company disclosed in its Form 10-K/A filed on April 30, 2015 and 2015 definitive proxy statement filed on June 26, 2015, the board became aware of transactions with entities owned by Mr. Osborne, Big Oat’s Oil Field Supply Company and Lake Shore Gas Storage, that were not approved in advance by the board of directors in 2014.[1] As a result, the board adopted additional resolutions directed at reducing related party transactions including:

•	The cessation as of March 1, 2014, of all related party transactions with affiliates of Mr. Osborne not governed by written contract,
•	The cessation of the purchase of natural gas from affiliates of Mr. Osborne unless such purchases are pursuant to existing gas supply contracts and the prices of the gas is less than Gas Natural can obtain from unaffiliated third parties, and
•	The approval by the board of directors of all invoices pertaining to related party transactions, including transactions governed by written contract, prior to the company paying the amount contained in the applicable invoice.

The company believes that these facts have been fully disclosed in Gas Natural’s filings.

Proposal 1 — Election of Directors

4.	Please provide support for your statement that Richard Osborne has “started a business that competes with Gas Natural’s utilities and has interrupted service to [y]our customers without authorization.”

Richard Osborne and Darryl L. Knight, one of Mr. Osborne’s nominees for election to the company’s board, are officers of Ohio Rural Natural Gas Co-Op (Ohio Rural). Ohio Rural was formed on February 12, 2015 and began competing with one of Gas Natural’s Ohio utilities, Orwell Natural Gas Company, primarily in Lake and Geauga Counties in Ohio. Mr. Osborne owns a controlling interest in Cobra Pipeline Co., LTD (Cobra) and Orwell-Trumbull Pipeline Co., LLC (Orwell-Trumbull). Cobra and Orwell-Trumbull are pipeline companies that transport gas for Gas Natural’s Ohio utilities. Ohio Rural, Cobra and Orwell-Trumbull have interrupted service to the company’s customers, as more fully described below. Documentation supporting the statement on page 56 of the proxy statement and filings made in the proceedings described below are enclosed with this correspondence.

Ohio Rural and Mr. Osborne tampered with and severed gas lines owned by ONG on Tin Man Road in Mentor, Ohio, terminated service to approximately 50 independently owned businesses, and converted these gas lines for their own personal use. ONG filed a complaint and motion for preliminary injunction against Ohio Rural and Mr. Osborne, captioned Orwell Natural Gas Company v. Ohio Rural Natural Gas Co-Op et al. (Case No. 15CV002063), filed November 30, 2015 in the Lake County Court of Common Pleas, stating claims for conversion, unjust enrichment and civil remedy against criminal act, and seeking compensatory and liquidated damages. Also on November 30, 2015, Orwell filed a case with the PUCO on the same grounds, captioned In the Matter of Orwell Natural Gas Company, Brainard Gas Corporation and Northeast Ohio Natural Gas Corporations’ Request for Injunctive Relief (Case No. 15-2015-GA-UNC). Copies of these complaints, Ohio Rural’s articles of incorporation, and solicitation letters Ohio Rural sent to ONG customers are attached. Additional information regarding the status of these proceedings is disclosed in the Gas Natural’s proxy statement under the caption “Litigation with Richard Osborne.”

[1]	These transactions with Mr. Osborne’s related entities are not disclosed in the company’s preliminary proxy statement for the 2016 annual meeting because the company did not pay any amounts to these entities in 2015.

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On September 26, 2014, Cobra employees and Mr. Osborne tampered with an ONG regulator station located at 3511 Lost Nation Road, Willoughby, Ohio, by inserting a blind flange (a solid metal plate), cutting off the flow of gas to some of ONG’s customers. ONG lodged a complaint with the PUCO (Case No. 14-1709-GA-COI). That day, the PUCO staff issued a report recommending (1) a PUCO-ordered investigation be initiated against Cobra, and (2) an entry be issued directing Cobra and its officers, agents, and employees cease and desist interfering or tampering with the equipment or services of other public utilities, including those operated by ONG. The PUCO issued a cease and desist order on the same day. In its order, the PUCO noted that interrupting the flow of gas “could result in an explosive concentration of gas…” and “could have resulted in an incident that would have seriously jeopardized public safety.” Copies of the staff report and the cease and desist order are attached.

Orwell-Trumbull, through one of its employees, notified ONG that a pipeline owned by Orwell-Trumbull along Vrooman Road in Lake County, Ohio would be shut down completely for an alleged need to conduct maintenance or move Orwell-Trumbull pipelines. On March 9, 2015, ONG filed a complaint with the PUCO, captioned Orwell Natural Gas Company v. Orwell-Trumbull Pipeline Company, LLC (Case No. 15-0475-GA-CSS), alleging that Orwell-Trumbull violated Ohio law due to its improper attempt to shut down the pipeline along Vrooman Road. A copy of the complaint and a May 9, 2016 stipulation filed by ONG, Orwell-Trumbull, and the Ohio Consumers Counsel are attached. Additional information regarding the status of this proceeding is disclosed in Gas Natural’s proxy statement under the caption “Litigation with Richard Osborne.”

5.	Please reconcile the statements you make in your additional soliciting materials filed on May 26, 2016 stating that you “never received any communications whatsoever from the former Chairman or any representative of his group, until [you] received the recently delivered notice of nomination …” with your indication here that your nomination committee “met three times to consider Richard Osborne’s director nominees” and “[a]fter due consideration, the committee members determined unanimously not to recommend any of Richard Osborne’s nominees…”

On May 24, 2016, Mr. Osborne delivered a notice to Gas Natural nominating his slate for election to the board of directors at the 2016 annual meeting of shareholders. Mr. Osborne had not previously notified the company of his intent to nominate a slate. On May 25, Mr. Osborne filed his preliminary proxy statement before the company had an opportunity to contact his attorney regarding the nomination. On May 26, the company issued a press release including the language you referenced. Gas Natural’s nominating committee met by telephone on May 25, May 27 and May 31. At the May 31 meeting, the committee determined not to recommend any of Mr. Osborne’s nominees, as disclosed in the company’s preliminary proxy statement.

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Proxy Card

6.	We note that the Board reserves the right to designate and vote for substitute nominees in the event the other nominees are unable to serve or will not serve for good reason. Please confirm for us that should the Company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Gas Natural has no present intention of identifying or nominating any substitute nominees. However, if the company identifies or nominates substitute nominees before the annual meeting, the company confirms that it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

7.	Please designate a blank space in which the security holder may enter the names of nominees with respect to whom the security holder chooses to withhold authority to vote. Please see Rule 14a-4(b)(2)(iii).

The form of proxy card has been revised in response to your comment. The company notes that Rule 14a-4(b)(2) provides a party with the option of four different methods by which a form of proxy may provide for security holders to withhold authority to vote for a nominee. Specifically, Rule 14a-4(b)(2)(iv) provides that one such satisfactory method is “[a]ny other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.” In order to properly facilitate the electronic tabulation of votes at the annual meeting in accord with Gas Natural’s transfer agent’s instructions, we have revised the proxy card to allow shareholders to withhold a vote for one or more nominees by checking numbered boxes, each of which is numbered to correspond with the nominees.

8.	Please ensure that the proxy statement and accompanying proxy card are clearly identified as preliminary versions. Please see Rule 14a-6(e)(1).

The company has revised the proxy statement and accompanying proxy card to clearly identify each as a preliminary version.

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Please do not hesitate to contact me if you need additional information regarding this matter or if you have further comments.

Sincerely,

Christopher J. Hubbert

cc:	Daniel Porco, SEC Staff Attorney
Perry J. Hindin, SEC Special Counsel
Michael R. Winter, Chairman of the Board
Gregory J. Osborne, President and Chief Executive Officer
Vincent Parisi, Vice President and General Counsel

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